

07007048

TEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

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RECD S.E.C.
JUN 25 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/05/06 AND ENDING 04/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seward Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 GRAND STREET, 14th FLOOR SUITE 4
(No. and Street)

NEW YORK	NEW YORK	10002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALISTAIR MACLAY (212) 533-0077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A	NEW YORK, NY		10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALISTAIR MACLAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEWARD CAPITAL PARTNERS, LLC, as of APRIL 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title

CAROLAINE SAINT HILAIRE
NOTARY PUBLIC, State of New York
No. 01SA6153262
Qualified in New York County
Commission Expires October 2, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEWARD CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

APRIL 30, 2007

Seward Capital Partners, LLC

Table of Contents
For the Period Ended April 30, 2007

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

TO THE MEMBERS OF
SEWARD CAPITAL PARTNERS, LLC:

We have audited the accompanying statement of financial condition of Seward Capital Partners, LLC as of April 30, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seward Capital Partners, LLC as of April 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
June 15, 2007

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Seward Capital Partners, LLC

Statement of Financial Condition
April 30, 2007

ASSETS

Cash and cash equivalents	$	10,295
Total assets	$	10,295

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,500
Total liabilities		1,500
Members' equity		8,795
Total liabilities and members' equity	$	10,295

See the accompanying notes to the financial statements.

Seward Capital Partners, LLC

Statement of Operations
For the Period Ended April 30, 2007

Revenue	
Total revenue	$ -
Expenses	
Bank Charges	114
Dues and Assessments	150
Insurance	728
Professional Fees	10,350
Regulation	758
Office Expense	95
Total expenses	12,195
Income (Loss) before provision for income taxes	(12,195)
Provision for income taxes	-
Net loss	$ (12,195)

See the accompanying notes to the financial statements.

Seward Capital Partners, LLC

Statement of Changes in Members' Equity
For the Period Ended April 30, 2007

Balance - May 1, 2006	$	10,990
Net loss		(12,195)
Capital contributions		10,000
Balance - April 30, 2007	$	8,795

See the accompanying notes to the financial statements.

Seward Capital Partners, LLC

Statement of Cash Flows
For the Period Ended April 30, 2007

Cash flows from operating activities:		
Net loss	$	(12,195)
Increase (decrease) in:		
Accounts payable and accrued expenses		(200)
Net cash flows provided by operating activities		(12,395)
Cash flows from financing activities:		
Contribution from members		10,000
Net cash used in financing activities		10,000
Net decrease in cash and cash equivalents		(2,395)
Cash and cash equivalents - beginning of period		12,690
Cash and cash equivalents - end of period	$	10,295

See the accompanying notes to the financial statements.

SEWARD CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007

1. Organization and Principal Business Activity

   Seward Capital Partners, LLC (the "Company") was formed as a limited liability company in the state of New York on January 10, 2005. The Company commenced operations on April 5, 2005. The Company maintains offices in New York City and provides advisory services to customers principally throughout the United States.

   The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides financial advisory services to clients primarily involved in overseas investments. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

   Cash and Cash Equivalents

   The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

   Advisory Fees

   The Company earns advisory fees for assisting clients in foreign investment activities. These fees may include strategic evaluations, business advisory services and transaction fees. For revenue recognition purposes, the Company considers each of these services to be separate units of accounting. The contract specifies the fee arrangement for each unit of accounting which is recognized as services are rendered or on successful completion of a particular transaction.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

3. Income Taxes

   For income tax purposes, the Company is not liable to pay Federal and State income taxes. The income passes through to the members. The Company is subject to New York City's Unincorp - orated business tax. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for local temporary differences. There were no differences at April 30, 2007.

SEWARD CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2006

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At April 30, 2007, the Company had aggregate indebtedness of $1,500, net capital of $8,795, and a net capital requirement of $5,000. The Company's net capital ratio was 0.17 to 1.

Seward Capital Partners, LLC

Schedule of Computation of Net Capital for Brokers
and Dealers Under SEC Rule 15c3-1
For the Period Ended April 30, 2007

Total members' capital	$	8,795
Non-allowable assets, deductions and charges:		
Total non-allowable assets, deductions and charges		-
Net capital before haircuts		8,795
Haircuts on securites		-
Undue concentration		-
Net capital		8,795
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	3,795

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition	$	1,500
Ratio of aggregate indebtedness to net capital		0.17 to 1

See accompanying notes to the financial statements.

Seward Capital Partners, LLC

Schedule of Reconciliation of Net Capital per Focus Report
with Audit Report
For the Period Ended April 30, 2007

Net capital, as reported in Company's Part 11 unaudited Focus Report	$ 8,795
Net capital, per report pursuant to Rule 17a - 5(d)	$ 8,795

See the accompanying notes to the financial statements.

Seward Capital Partners, LLC

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
For the Period Ended April 30, 2007

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

TO THE MEMBERS OF
SEWARD CAPITAL PARTNERS, LLC

In planning and performing our audit of the financial statements of Seward Capital Partners, LLC (The Company) for the period ended April 30, 2007 (on which we issued our report dated June 15, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and - procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
June 15, 2007

END